SEC Mail Processing Section

FEB 27 2008

Washington, DC 101

SEC 08026265 COMMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52351

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSULTIVA SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

273 Ponce de Leon Ave; Suite 1201
(No. and Street)

SAN JUAN (City) PR (State) 00917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEVANE GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

33 BOLIVIA ST (Address) SAN JUAN (City) PR (State) 00917 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PEDRO J. SERRALLES IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSULTIVA SECURITIES INC., as of 25 FEB, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit # 1683

Signature

CCO

Title

Wanda G. Miranda Cruz

Notary Public

WANDA GISELLE MIRANDA CRUZ ABOGADA NOTARIO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSULTIVA SECURITIES, INC.
(a wholly-owned subsidiary of
Consultiva Internacional, Inc.)

FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

TOGETHER WITH AUDITORS' REPORT

CONSULTIVA SECURITIES, INC.

INDEX

Certified Public Accountants
and Business Advisors
Puerto Rico member firm of
Grant Thornton International

Kevane Grant Thornton LLP

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Consultiva Securities, Inc.:

We have audited the accompanying balance sheets of **Consultiva Securities, Inc.** (a wholly-owned subsidiary of Consultiva Internacional, Inc.), as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion thereon based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Consultiva Securities, Inc.**, as of December 31, 2007 and 2006, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
January 29, 2008.

2285787


$5.00
SELLO
$5.00

33 Calle Bolivia Ste 400
San Juan, Puerto Rico 00917-2000
T (787) 754-1915
F (787) 751-1284
E kgt@kevane.com
www.kevane.com

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

BALANCE SHEETS -- DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
CURRENT ASSETS:		
Cash	$ 39,062	$ 53,099
Commissions receivable	174,364	107,784
Prepayments	9,448	6,264
Total current assets	222,874	167,147
DEPOSIT WITH CLEARING HOUSE	56,898	54,469
Total assets	$ 279,772	$ 221,616

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
LIABILITIES:		
Due to parent company	$ 72,691	$ 68,786
Accounts payable	39,884	25,177
Income tax payable	5,587	1,643
Total liabilities--all current	118,162	95,606
STOCKHOLDER'S EQUITY:		
Common stock, $100 par value, 10,000 shares authorized, 70 shares issued and outstanding	7,000	7,000
Additional paid-in capital	80,000	80,000
Retained earnings	74,610	39,010
Total stockholder's equity	161,610	126,010
Total liabilities and stockholder's equity	$ 279,772	$ 221,616

The accompanying notes are an integral
part of these balance sheets.

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
COMMISSIONS AND FEES	$ 671,663	$ 522,964
OPERATING EXPENSES:		
Management fee	271,794	213,794
Clearing fees	97,118	80,655
Rent	70,346	67,723
Administrative expenses	73,661	64,526
Professional services	34,267	21,299
Insurance	20,042	19,207
Others	61,271	42,654
Total operating expenses	628,499	509,858
INCOME BEFORE PROVISION FOR INCOME TAXES	43,164	13,106
PROVISION FOR INCOME TAXES	(7,564)	(4,052)
NET INCOME	$ 35,600	$ 9,054

The accompanying notes are an integral
part of these statements.

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, December 31, 2005	$ 7,000	$ 80,000	$ 29,956	$ 116,956
NET INCOME	-	-	9,054	9,054
BALANCE, December 31, 2006	7,000	80,000	39,010	126,010
NET INCOME	-	-	35,600	35,600
BALANCE, December 31, 2007	$ 7,000	$ 80,000	$ 74,610	$ 161,610

The accompanying notes are an integral part of these statements.

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers and others	$ 605,083	$ 507,376
Cash paid to suppliers	(613,032)	(524,427)
Income taxes paid	(7,564)	(3,594)
Net cash used in operating activities	(15,513)	(20,645)
CASH FLOWS USED IN INVESTING ACTIVITIES--		
Cash deposited with clearing house	(2,429)	(2,211)
CASH FLOWS FROM FINACING ACTIVITIES--		
Advances from parent company	1,049,077	941,428
Payments to parent company	(1,045,172)	(904,510)
Net cash provided by financing activities	3,905	36,918
NET (DECREASE) INCREASE IN CASH	(14,037)	14,062
CASH, beginning of year	53,099	39,037
CASH, end of year	$ 39,062	$ 53,099

	2007	2006
RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES:		
Net income	$ 35,600	$ 9,054
Adjustments to reconcile net income to net cash used in operating activities-		
Changes in assets and liabilities-		
Increase in accounts receivable	(66,580)	(15,588)
Increase in prepayments	(3,184)	(4,798)
Increase (decrease) in accounts payable	14,707	(8,305)
Increase (decrease) in income tax payable	3,944	(1,008)
Total adjustments	(51,113)	(29,699)
NET CASH USED IN OPERATING ACTIVITIES	$ (15,513)	$ (20,645)

The accompanying notes are an integral part of these statements.

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

(1) Nature of operations and significant accounting policies:

Consultiva Securities, Inc. (the Company) is a wholly-owned subsidiary of Consultiva Internacional, Inc. and was organized under the laws of the Commonwealth of Puerto Rico on January 25, 1999. The Company began its operations in June 2001. The Company is primarily engaged in rendering brokering services as an introducing broker. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via First Clearing Corp., a correspondent U.S. based firm, who maintains all accounts for the customers. The most significant accounting policies followed by the Company are the following:

(a) Revenue recognition-

Commission revenues are recorded on a settlement date basis.

(b) Use of estimates -

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Allowance for doubtful accounts -

The Company estimates losses for uncollectible accounts based on the aging of the commissions' receivable and the evaluation of the likelihood of success in collecting the receivable.

(d) Income taxes -

The Company follows the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This statement requires an asset and liability approach for financial accounting and reporting for income taxes.

(e) Reclassification of financial statement components-

Certain amounts in the financial statement as of December 31, 2006 have been reclassified to conform to the 2007 presentation.

(2) Net capital requirements:

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

At December 31, 2007 and 2006, the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Account
2007	.78 to 1	$ 7,877	$ 152,162	$ 144,285
2006	0.80 to 1	$ 6,374	$ 119,746	$ 113,372

(3) Deposit with Clearing House:

This constant deposit is a requirement of First Clearing Corporation, the U.S. based entity providing clearing and custodial services for the Company and which maintains all customer accounts. The amount of the deposit was invested by First Clearing Corporation in a money market account.

(4) Related party transactions:

During the years ended December 31, 2007 and 2006, the Company engaged in transactions with its parent company mostly related to advances received and management fees. Amounts due at year-end are non-interest bearing and have no specific repayments terms.

	2007	2006
Due to parent company	$ 72,691	$ 68,786
Management fee expense	$ 271,794	$ 213,794

(5) Income taxes:

The Company calculates its income tax provision on its pre-tax accounting income at statutory rates (which range from 20% to 39% in 2007), after taking into consideration any permanent or temporary differences (non deductible expenses).

(6) Supplementary information:

The accompanying Schedule I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Other schedules, such as, Determination of Reserve Requirements, Information Relating to Possession or Control Requirements, and Schedule of Segregation Requirements which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2007 and 2006, the Company has had no activities that would need to be disclosed on such schedules.

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007 AND 2006

	2007	2006
NET CAPITAL:		
Capital per audited financial statements	$ 161,610	$ 126,010
Less-Non-allowable asset- prepayments	(9,448)	(6,264)
Net capital	$ 152,162	$ 119,746
AGGREGATE INDEBTEDNESS:		
Items included in the accompanying balance sheet	$ 118,162	$ 95,606
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum required net capital (aggregate indebtedness / 15)	$ 7,877	$ 6,374
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Highest minimum net capital requirement (highest of above amounts)	$ 7,877	$ 6,374
Excess net capital (net capital - higher of required net capital or $5,000)	$ 144,285	$ 113,372
Excess net capital (net capital - 10% of aggregate indebtedness)	$ 140,346	$ 110,185
Ratio: Aggregate indebtedness to net capital	0.78	0.80

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

RECONCILIATION OF AGGREGATE INDEBTEDNESS

PURSUANT TO RULE 17A-5 (D)(4)

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007 AND 2006

	2007	2006
RECONCILIATION WITH COMPANY'S COMPUTATION (included in part 11A Form X-17a-5 as of December 31, 2007 and 2006):		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 135,117	$ 75,450
Audit adjustments - reclassified	(16,955)	20,156
Aggregate indebtedness, as reported in Schedule I	$ 118,162	$ 95,606

Certified Public Accountants
and Business Advisors
Puerto Rico member firm of
Grant Thornton International

Kevane Grant Thornton LLP

INDEPENDENT AUDITORS' REPORT ON INTERNAL

CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5

To the Board of Directors of
Consultiva Securities, Inc.:

In planning and performing our audits of the financial statements and supplemental schedules of **CONSULTIVA SECURITIES, INC.** (a wholly-owned subsidiary of Consultiva Internacional, Inc.) (the Company) for the years ended December 31, 2007 and 2006, we considered its internal control including control activites for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts verifications, and comparisons.

(2) Recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimate and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

33 Calle Bolivia Ste 400
San Juan, Puerto Rico 00917-2000
T (787) 754-1915
F (787) 751-1284
E kgt@kevane.com
www.kevane.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
January 29, 2008.

2285788


$5.00
SELLO
$5.00

END